PUBLIC POWER CORPORATION S.A.
30, Chalkokondili Str.
10432 ATHENS
Greece

BY COURIER

No/Date : F/D1 : 1 | 2-1-2008

Securities and Exchange Comm[redacted]
450 Fifth Street, NW
Washington, D.C. 20549
USA

Public Power Corporation S.A. – File No 82-34707
Submission Pursuant to Rule 12g3-2(b) under
the Securities Exchange Act of 1934

On behalf of Public Power Corporation S.A. ("PPC"), a foreign private issuer that claims exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in accordance with the requirements of such rule, we enclose an announcement.
This document is furnished on the understanding that it will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that the furnishing of such document shall not constitute an admission for any purpose that PPC is subject to the Exchange Act.

If you have any questions or require any additional information, please contact me on +30 210 5225346.
Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to us by post.

Sincerely,

George Angelopoulos
Chief Financial Officer

Enclosure
- An Announcement

ANNOUNCEMENT

Public Power Corporation S.A. announces that on December 31, 2007 Professor Evangelos Magirou resigned from his position as Board member of PPC S.A., due to the heavy commitments he is facing in the discharge of his university duties.

For the replacement of Mr. Magirou, Public Power Corporation S.A will follow the procedures provided in the Company's Statutes.

PPC's Chairman and CEO, Mr. Panagiotis Athanasopoulos commented: "on behalf of the Board of Directors, the management and the employees of Public Power Corporation SA, I would like to warmly thank Professor Evangelos Magirou for his contribution as member of the Board of PPC S.A. in the advancement of all the key issues of the Company".

Athens 2-1-2008

PUBLIC POWER CORPORATION S.A.
30, Chalkokondili Str.
10432 ATHENS
Greece

BY COURIER

No/Date : F/D1 : 760/28-12-2007

Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549
USA

Public Power Corporation S.A. – File No 82-34707
Submission Pursuant to Rule 12g3-2(b) under
the Securities Exchange Act of 1934

On behalf of Public Power Corporation S.A. ("PPC"), a foreign private issuer that claims exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in accordance with the requirements of such rule, we enclose an announcement.
This document is furnished on the understanding that it will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that the furnishing of such document shall not constitute an admission for any purpose that PPC is subject to the Exchange Act.

If you have any questions or require any additional information, please contact me on +30 210 5225346.
Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to us by post.

Sincerely,

George Angelopoulos
Chief Financial Officer

Enclosure

- An Announcement

PUBLIC POWER CORPORATION S.A.

ANNOUNCEMENT

Clarifications regarding the discussion for cooperation between RWE and PPC (2)

Regarding the discussions between RWE and PPC and following our announcements of December 18 and 20, 2007, PPC would like to clarify that the talks for the signing of a Memorandum of Cooperation concern eventual cooperation in four sectors:

1. The possibility of constructing a coal-fired power plant of a total capacity of 1.600MW.
2. The possibility of acquiring two second hand gas turbines to meet peak demand during the summer season of 2008-2010.
3. The possibility of cooperation in the natural gas sector.
4. The possibility of cooperation in the Renewable Energy Sources sector.

Said proposal does not constitute the selection of a strategic investor, but meets the need of expanding PPC's activities and increasing its revenues.

Athens 28 December 2007

END